CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of June 2007                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Natuzzi S.p.A. Announces a Reduction of Production Working Time at its
                            Italian Plants

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 12, 2007--Natuzzi S.p.A (NYSE:NTZ) announces that in light of the challenging business conditions affecting all major markets and the adverse currency trend that are depressing the order flow, the Company is recurring to a temporary reduction of the production working time at the Italian plants (from 8 to 5 hours per shift) starting from June 13, 2007 for thirteen weeks.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, and 1 Natuzzi Store. Outside Italy, the Group sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Group is ISO 9001 and 14001 certified.


    CONTACT: Investor Relations Dept.
             Tel.: +39 080 8820.812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39 080 8820.124
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NATUZZI S.p.A.
                                         (Registrant)


Date:  June 12th, 2007            By: /s/ FILIPPO SIMONETTI
                                      ----------------------------------
                                          Filippo Simonetti